January 27, 2006



Ms. Prabha Varshney, Chief Accounting Officer
Entourage Mining Ltd.
475 Howe, Suite 614
Vancouver, British Columbia  V6C 2B3
Canada

	Re:	Entourage Mining Ltd.
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed July 1, 2005
		File No. 000-50305


Dear Ms. Varshney:

	We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
	Ms. Sandy Eisen